UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment Regarding Report on Material Facts

This disclosure is the amendment of the previous filing regarding Report on Material Facts which was disclosed on December 10, 2021.

•	The amended parts are marked in blue color as shown in the table below.

•	See Exhibit 99.1 for full version of the amended document

1. [3. Spin-off Schedule] of the Exhibit 99.1 of the Original Form 6-K

Classification	Date

Date of resolution of the board of directors’ meeting to approve the Spin-off Plan	December 10, 2021

Date of submission of the report on major matters	December 10, 2021

Record date for determination of shareholders for the general shareholders’ meeting to approve the Spin-off Plan	December 27, 2021

Date of public notice on convocation of general shareholders’ meeting	January 5, 2022

Date of public notification on convocation of general shareholders’ meeting	January 13, 2022

Date of general shareholders’ meeting to approve the Spin-off Plan (expected)	January 28, 2022

Date of Spin-off	March 1, 2022

Date of general shareholders’ meeting to report the Spin-off or date of inaugural general meeting	March 2, 2022

Date of registration of the Spin-off (expected)	March 2, 2022

2. [4. Matters Concerning the Surviving Company

•	(4) Assets to be transferred as a result of the Spin-off and the amounts thereof

•	4 Summary financials before and after the Spin-off *1 (as of September 30, 2021)] of the Exhibit 99.1 of the Original Form 6-K

(Unit: KRW Million)

Classification	Before	After
		Surviving Company	New Company *2
I. Current assets	24,842,655	6,476,196	18,366,459
• Cash and cash equivalents *3,4,5	2,423,235	705,213	1,718,022
• Trade receivables	6,107,524	10,294	6,097,230
• Other receivables	396,331	163,867	232,464
• Other financial assets	9,323,815	5,595,713	3,728,102
• Inventories	6,528,001	0	6,528,001
• Assets held for sale	10,331	0	10,331
• Other current assets	53,418	1,109	52,309
II. Non-current assets	38,510,946	45,484,708	20,643,631
• Long-term trade receivables	7,610	0	7,610
• Other receivables	285,703	212,403	73,300
• Other financial assets	1,678,509	1,435,984	242,525
• Investment in subsidiaries, affiliates and joint ventures *3,4,5,6	15,988,632	43,369,850	236,175
• Invested real properties	147,290	133,774	13,516
• Tangible assets *6	19,774,324	264,737	19,509,587
• Intangible assets	549,699	13,849	535,850
• Other non-current assets	79,179	54,111	25,068
Total assets	63,353,601	51,960,904	39,010,090
I.Current liabilities	6,270,413	1,461,345	4,809,068

Classification	Before	After
II.Non-current assets	8,764,361	2,380,116	6,384,245
Total liabilities	15,034,774	3,841,461	11,193,313
I.Capital	482,403	482,403	482,403
II.Capital surplus	1,339,289	1,339,289	27,134,990
III.Hybrid capital securities	199,384	—	199,384
IV.Accumulated other comprehensive income	(191,343)	(191,343)	—
V.Capital adjustment	(2,508,294)	(2,508,294)	—
VI.Retained earnings	48,997,388	48,997,388	—
Total shareholders’ equity	48,318,827	48,119,443	27,816,777

3. [5. Matters Concerning the New Company

•	(6) Total amount of capital and reserves of the Exhibit 99.1 of the Original Form 6-K

(Unit: KRW)

Classification	Description
Capital	482,403,125,000
Reserve	27,134,990,096,982

4. [Annex 1 Spin-off Statement of Financial Position] of the Exhibit 99.1 of the Original Form 6-K

(Unit: KRW Million)

Classification	Before	After
		Surviving Company	New Company*2
Assets
Current Assets	24,842,655	6,476,196	18,366,459
Cash and cash equivalents*3,4,5	2,423,235	705,213	1,718,022
Accounts receivable	6,107,524	10,294	6,097,230
Other receivable	396,331	163,867	232,464
Other financial assets	9,323,815	5,595,713	3,728,102
Inventories	6,528,001	—	6,528,001
Assets held for sale	10,331	—	10,331
Other current assets	53,418	1,109	52,309
Non-Current Assets	38,510,946	45,484,708	20,643,631
Long-term accounts receivable	7,610	—	7,610
Other receivable	285,703	212,403	73,300
Other financial assets	1,678,509	1,435,984	242,525
Investments in subsidiaries, associates and joint ventures*3,4,5,6	15,988,632	43,369,850	236,175
Invested property	147,290	133,774	13,516
Property and equipment*7	19,774,324	264,737	19,509,587
Intangible assets	549,699	13,849	535,850
Other non-current assets	79,179	54,111	25,068
Total Assets	63,353,601	51,960,904	39,010,090
Liabilities
Current Liabilities	6,270,413	1,461,345	4,809,068
Accounts payable	2,096,900	—	2,096,900
Borrowings	1,657,031	—	1,657,031
Other liabilities	889,614	21,065	868,549
Other financial liabilities	16,585	9,592	6,993
Income tax payable	1,423,817	1,423,817	—
Provisions	72,945	3,633	69,312
Other current liabilities	113,521	3,238	110,283
Non-Current Liabilities	8,764,361	2,380,116	6,384,245

Classification	Before	After
		Surviving Company	New Company*2
Long-term borrowings, excluding current portion	7,414,557	1,509,359	5,905,198
Other liabilities	402,981	150	402,831
Other financial liabilities	23,422	23,422	—
Defined benefit liabilities	22,559	270	22,289
Deferred tax liabilities	848,960	844,330	4,630
Provisions	51,380	2,585	48,795
Other non-current liabilities	502	—	502
Total Liabilities	15,034,774	3,841,461	11,193,313
Shareholders’ Equity
Share capital	482,403	482,403	482,403
Capital surplus	1,339,289	1,339,289	27,134,990
Hybrid capital securities	199,384	—	199,384
Reserves	(191,343)	(191,343)	—
Treasury shares	(2,508,294)	(2,508,294)	—
Retained Earnings	48,997,388	48,997,388	—
Total Shareholders’ Equity	48,318,827	48,119,443	27,816,777
Total Liabilities and Shareholders’ Equity	63,353,601	51,960,904	39,010,090

5. [Annex 2 List of Properties Subject to Transfer] of the Exhibit 99.1 of the Original Form 6-K

(Unit: KRW Million)

Line Items	Amounts	Details
Assets
I. Current Assets	18,366,459
Cash and cash equivalents	1,718,022	Cash and deposits, etc.
Accounts Receivable	6,097,230	Receivables of Clients
Trade receivable	6,111,662
Present value discounts	(91)
Allowance for doubtful accounts	(14,341)
Other Receivable	232,464
Accounts receivable-other	220,896

Line Items	Amounts	Details
Allowance for doubtful Accounts	(2,338)
Accrued Income	13,906
Other financial assets	3,728,102
Short-term deposits not classified as cash equivalents	3,678,102
Short-term Investment assets	50,000
Inventories	6,528,001	Inventories of finished goods, fuel and materials
Finished goods	1,027,999
Accumulated Impairment loss of Finished goods	(1,015)
By-product	7,208
Semi-finished goods	1,819,086
Raw materials	1,397,066
Fuel and materials	469,418
Goods in transit	1,807,591
Other Inventories	648
Assets held for sale	10,331	Equipment asset held for sale
Other Current Assets	52,309
Advance payments	3,741
Prepaid expenses	43,326
Others	5,242
II. Non-Current Assets	20,643,631
Long-term Accounts Receivable	7,610
Long-term trade receivable	8,320	Long-term receivable of clients
Allowance for doubtful account	(710)
Other Receivable	73,300
Long-term loans	62,935
Allowance for doubtful account	(8,812)
Guarantee deposits	3,691
Others	15,486
Other Financial Assets	242,525
Long-term deposits not classified as cash equivalents	53,906
Derivative asset	188,619

Line Items	Amounts	Details
Investments in subsidiaries, associates and joint ventures	236,175	4 Subsidiaries which are related to steel business (POSCO C&C, POSCO M-TECH, PNR, POSCO HUMANS)
Invested Property	13,516	Lease property
Land	3,639
Buildings	42,861
Accumulated depreciation	(37,436)
Accumulated impairment loss	(23)
Structure	14,948
Accumulated depreciation	(10,473)
Property and equipment	19,509,587	Property, equipment of Pohang and Gwangyang Steel Works
Land	1,250,818
Buildings	6,251,204
Accumulated impairment loss	(4,265)
Accumulated depreciation	(4,228,371)
State subsidy	(3,524)
Structure	4,855,686
Accumulated impairment loss	(3,732)
Accumulated depreciation	(2,855,752)
Machinery	39,892,058
Accumulated impairment loss	(72,848)
Accumulated depreciation	(28,051,803)
Vehicles	212,437
Accumulated depreciation	(199,779)
State subsidy	(487)
Tools and equipment	210,087
Accumulated depreciation	(190,748)
Office equipment	287,851
Accumulated impairment loss	(15)
Accumulated depreciation	(231,318)
State subsidy	(95)
Lease asset	610,517
Accumulated depreciation	(155,702)
Construction in progress	2,788,206
Accumulated impairment loss	(850,838)
Intangible Asset	535,850

Line Items	Amounts	Details
Industrial property rights	21,784	Patents and Brand Identity
Development cost	180,031
Right to use of port facilities	216,523
Lease premium	73,140
Other intangible asset	44,372
Other Non-Current Asset	25,068	Long-term prepaid expenses, etc.
Other non-current asset	25,068
Total Assets	39,010,090
Liabilities
I. Current Liabilities	4,809,068
Account Payable	2,096,900	Payable of the company
Borrowings	1,657,031	Discount of receivable, Import finance
Short-term borrowings	1,138,529
Current portion of long-term Borrowings	518,502
Other Liabilities	868,549
Payables	365,425
Accrued expenses	452,454
Guarantee deposit withholdings	2,372
Dividends payable	454
Lease liabilities	47,844
Other Financial Liabilities	6,993
Derivative liabilities	6,993
Provisions	69,312	Sales guarantee provision, etc.
Other Current Liabilities	110,283	Withholdings for Income tax
Advances	15,777
Withholdings	43,564
Income received in advance	50,942
II. Non-Current Liabilities	6,384,245
Long-term Borrowings	5,905,198
Bond issued	5,905,198
Other Liabilities	402,831
Long-term accrued expenses	39
Long-term deposits provided	550
Long-term lease liabilities	402,242

Line Items	Amounts	Details
Defined benefit liabilities	22,289	Retirement benefit provisions, etc.
Deferred tax liabilities	4,630	Retirement benefit Provisions of the new company, Succession of liabilities by transferring allowance of doubtful account
Provisions(Non-Current)	48,795	Sales guarantee provision, etc.
Other Non-Current Liabilities	502
Long-term income received in advance	502
Total Liabilities	11,193,313
Shareholders’ Equity
I. Share Capital	482,403
II. Capital Surplus	27,134,990
Share premium	27,134,990
III. Hybrid Capital Securities	199,384
Hybrid capital securities	200,000
Discounts, Hybrid capital Securities	(616)
Total Shareholders’ Equity	27,816,777
Total Liabilities and Shareholders’ Equity	39,010,090

6. [Annex 7 (Proposed) Articles of Incorporation of the New Company] of the Exhibit 99.1 of the Original Form 6-K

[Summary table of Amendment]

Classification	Current	Proposed Amendment
Addition of Article	(newly inserted)

Article 9. Listing of Shares

In case the Company intends to list its shares on the KOSPI Market of the Korea Exchange or any similar domestic or foreign securities market, such matter will require a special resolution at a General Meeting of Shareholders of POSCO Holding Inc. (the new company name to which POSCO plans to change on March 2, 2022), which is the sole shareholder of the Company.

※ By inserting new Article of Incorporation, Article numbers from 9 to 51 are changed to 10 to 52, adding 1 to each articles.

Change of Article	Article 25. Number of the Directors The total number of Directors of the Company shall be at least three (3) Directors and may appoint a number of Outside Directors.	Article 26. Number of the Directors The total number of Directors of the Company shall be at least three (3) Directors and a number of Outside Directors shall be appointed.

Change of Article

Article 38. Committees within the Board of Directors

(1) The Company shall establish the following special committees within the Board of Directors:

1.Audit Committee; and

2.Other committees as deemed necessary by the Board of Directors.

Article 39. Committees within the Board of Directors

(1) The Company shall establish the following special committees within the Board of Directors:

1.ESG Committee

2.Audit Committee; and

3.Other committees as deemed necessary by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: January 4, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President